SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release 28 October, 2004 at 9:30

UPM completes negotiations with employees in Finland

— The company launches extensive re-allocation and retraining programme

The negotiations with employees which started by UPM at the end of August in the company’s Wood Products Division have reached completion. Despite efforts, financially viable options were not found to the proposed closure of units and production cuts at Alholma and Kajaani sawmills. It was determined that further processing at Aureskoski could continue virtually unchanged; the Kuopio plywood mill will not be closed down before early autumn 2005; and the number of job reductions is slightly lower than anticipated. In addition, the Group will launch an extensive re-allocation and retraining programme.

Negotiations concluded with the following unit-specific decisions:

•	Aureskoski’s sawmilling operations will close down at the end of 2004

•	Aureskoski’s further processing operations will continue virtually unchanged

•	Alholma’s sawmilling operations will be reduced by a third to some 200,000 cubic metres annually

•	Kajaani’s sawmilling operations will be reduced by over a third to some 120,000 cubic metres annually

•	Kuopio plywood mill will close down by the end of August 2005

•	Viiala plywood mill will close down at the end of 2004

•	The resources of the Division’s staff functions will be adjusted to match the above changes.

The measures listed above will result in a workforce reduction of 672 in addition to the temporary contracts in the units concerned by the negotiations by the end of 2005. Of the reduction in workforce, 66 jobs are in Aureskoski’s sawmill and further processing operations, 81 in the Alholma sawmill, 53 in the Kajaani sawmill, 244 in the Kuopio plywood mill and 171 in the Viiala plywood mill and; 57 in the Wood Products Division’s staff functions. The originally estimated reduction need was 750 jobs.

According to UPM’s estimates about 200 of the above jobs can be accounted for by pension arrangements. In addition, at least 150 re-allocation or retraining opportunities will be offered in the Group’s other units during 2005.

“Our aim is to find new jobs for as many as possible in various Group units. Individuals’ personal interest in relocation and training will play a key role. Our programme aims to support re-allocation within the Group and encourage retraining,” says Jussi Pesonen, President and CEO.

UPM’s objective in the restructuring operation is to adjust its production of wood products in Finland to the current and future market and raw materials situation and also to improve the Wood Products Division’s financial result significantly.

“The structural revision effectively ensures the long-term development opportunities of UPM’s Wood Products Division and its Finnish mills,” says Mr Pesonen.

As a result of the change, UPM’s sawmill production in Finland will decrease by about 400,000 cubic metres annually. The birch plywood capacity will decrease by some 70,000 cubic metres. A volume equivalent to the Viiala and Kuopio plywood mills’ annual production can be produced at other Finnish mills, so the annual birch plywood production will remain at almost its current level for the time being.

The restructuring costs of about EUR 35 million will be booked during the last quarter of 2004.

For further information please contact:

Mr Harald Finne, President, UPM Wood Products, tel. +358 40 519 1951

Mr Tuomo Visanko, Senior Vice President, Operations, UPM Wood Products, tel. +358 400 352 990 (after 10 am)

Notes to the editors:

The current payroll and production figures in the units involved in the negotiations are as follows:

•	Aureskoski sawmill and further processing (Parkano): Personnel about 110; 200,000 cubic metres of sawn goods and 80,000 cubic metres of further processed sawn goods

•	Alholma sawmill (Pietarsaari): Personnel about 170; 310,000 cubic metres of sawn goods

•	Kajaani sawmill: Personnel about 120; 200,000 cubic metres of sawn goods

•	Kuopio plywood mill: Personnel 244; 35,000 cubic metres of birch plywood

•	Viiala plywood mill: Personnel 171; 35 000 cubic metres of birch plywood

•	Wood Products Divisions staff functions: Personnel about 330, mainly in Lahti (figure includes marketing personnel and the personnel of R&D center)

Production and payroll figures in other UPM Wood Products units in Finland:

•	Heinola sawmill: Personnel about 100, 120,000 cubic metres of sawn redwood

•	Heinola further processing: Personnel about 30, 10,000 cubic metres of timber components

•	Heinola plywood mill: Personnel about 265, 50,000 cubic metres of birch plywood

•	Joensuu plywood mill: Personnel about 270, 50,000 cubic metres of birch plywood

•	Kalso veneer mill (Vuohijärvi): Personnel about 170, 75,000 cubic metres of spruce veneer

•	Kaukas sawmill and further processing (Lappeenranta): Personnel about 220, 500,000 cubic metres of sawn redwood and whitewood and 60,000 cubic metres of planed products

•	Kaukas plywood mill (Lappeenranta): Personnel about 360, 70,000 cubic metres of birch plywood

•	Keuruu and Lohja veneer mills: Personnel about 205, 21,000 cubic metres of birch veneer

•	Korkeakoski sawmill: Personnel about 90, 250,000 cubic metres of sawn redwood

•	Lahti plywood mill: Personnel about 115, 50 000 cubic metres of processed plywood

•	Leivonmäki sawmill: Personnel about 70, 75,000 cubic metres of sawn whitewood

•	Luumäki further processing: Personnel about 65 , 20,000 cubic metres of timber components

•	Parkano further processing: Personnel about 70, 20,000 cubic metres of timber components

•	Pellos plywood mills (Ristiina): Personnel about 680, 480,000 cubic metres of spruce plywood

•	Savonlinna plywood mill: Personnel about 350, 55,000 cubic metres of birch plywood

•	Seikku sawmill (Pori): Personnel about 70, 350,000 cubic metres of sawn whitewood

UPM is one of Europe’s leaders in the manufacture and development of wood products. The company supplies high-quality WISA wood products solutions for builders and industrial end-users. UPM has an annual plywood manufacturing capacity of some 1.2 million cubic metres and a sawn timber capacity of approximately 2.4 million cubic metres. The Wood Products Division had a turnover of roughly EUR 1.5 billion in 2003. It employs a total of some 7,200 people.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2004	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations